SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 20, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
PRESS RELEASE

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 20, 2006, announcing key figures for the financial first quarter 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 20, 2006	By:	/s/ Wolfgang Ziebart

Dr. Wolfgang Ziebart Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl

Peter J. Fischl Member of the Management Board and Chief Financial Officer

Infineon announces key figures for the financial first quarter 2006

Munich, Germany – January 20, 2006 – Infineon Technologies AG (FSE/NYSE:IFX) today announced key figures for the first quarter of the 2006 financial year. The company has recorded revenues of Euro 1.67 billion and an EBIT loss of Euro 122 million. The net loss was Euro 183 million with a loss per share of Euro 0.25.
Within the business groups, the performance of the two logic segments was ahead of internal as well as average analyst expectations. The Automotive, Industrial and Multi- market segment posted revenues of Euro 652 million and an EBIT of Euro 51 million. The Communication segment saw revenues of Euro 334 million and a negative EBIT of Euro 21 million. Together, the two logic segments recorded sales of Euro 986 million and an overall positive EBIT of Euro 30 million prior to inclusion of Other Operating Segments and Corporate and Reconciliation.
The favourable development of the two logic segments could not offset a significant deterioration of the EBIT in Memory Products, mainly due to the strong decrease in average selling prices, in particular for DDR2 memories. Revenues of the Memory Products segment were Euro 678 million with an EBIT loss of Euro 118 million.
Today, Infineon will not provide further details. The company will announce complete results for the first quarter of the 2006 financial year as well as an outlook for the current quarter on January 24, 2006. The same day, Infineon will host a telephone conference with analysts and investors at 10:00 a.m. Central European Standard Time (CET), and with media at 11:30 a.m. (CET). Both conference calls will be available live and for download on Infineon‘s web site at http://www.infineon.com.

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2005 (ending September), the company achieved sales of Euro 6.76 billion with about 36,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.
This news release is available online at http://www.infineon.com/news/.
DISCLAIMER
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.
For the Business and Trade Press: INFXX200601.024e

Media Relations:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Barbara Reif	+49 89 234-20166/955 4534	barbara.reif@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com